

Corporate Presentation

Nasdaq: PLXP

Forward-Looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to information or assumptions about expenses, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases beyond our control and which could cause actual performance or results to differ materially from those expressed in or suggested by forward-looking statements.

Important factors that could cause such differences include, but are not limited to (i) our ability to bring both Vazalore™ 81 mg and Vazalore 325 mg to market-readiness; (ii) our ability to maintain regulatory approval of Vazalore 325 mg or obtain and maintain regulatory approval of Vazalore 81 mg and any future product candidates; (iii) the benefits of the use of Vazalore 325 mg and Vazalore 81 mg; (iv) our ability to successfully commercialize our Vazalore products, or any future product candidates; (v) the rate and degree of market acceptance of our Vazalore products or any future product candidates; (vi) our ability to scale up manufacturing of our Vazalore products to commercial scale; (vii) our ability to successfully build a specialty sales force and commercial infrastructure or collaborate with a firm that has these capabilities; (viii) our ability to compete with companies currently producing GI-safer technologies for NSAIDs and other analgesics; (ix) our reliance on third parties to conduct our clinical studies; (x) our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us; (xi) our ability to retain and recruit key personnel, including development of a sales and marketing function; and (xii) our ability to obtain and maintain intellectual property protection for our Vazalore products or any future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Mission

PLx Pharma is focused on improving the performance of established therapeutic agents with the proprietary **PLxGuard™ targeted drug delivery platform**.

We are driven to transform the standard of care for hundreds of millions of patients.

Proprietary, Targeted Drug Delivery Platform

Lead Product: Vazalore™

- ● *Better efficacy and improved GI safety* for superior benefit-risk profile
- ● *Novel mechanism of action* enables strong patent life for multiple APIs



▶ **Clinically shown to overcome the limitations** of enteric-coated aspirin with faster and more reliable antiplatelet efficacy and improved GI safety



▶ **Late-stage OTC product opportunity:** Next-generation aspirin with a 325mg dose (FDA approved) and an 81mg dose both expected to launch by mid-2020



▶ **Addresses a critical unmet need** for over 40 million high-risk cardiovascular patients creating the potential for a $10 billion market opportunity



▶ **World-renowned scientific advisory board** (Co-Chairs: Drs. Deepak Bhatt & Gabriel Steg) advocating for Vazalore as the new standard of care



▶ **Significant physician interest:** Over 80% of specialists indicate their high intent to prescribe Vazalore for their high-risk patients

[1]Weinman Schnee Morais Inc.

Current Aspirin Therapy Landscape







92 million Americans live with cardiovascular disease[1]

- Most have atherosclerotic cardiovascular disease (ASCVD)
- >40 million require daily aspirin therapy

Enteric-coated (EC) aspirin is the current standard of care

- Launched many decades ago, has >90% market share
- 325 mg in acute phase and 81 mg for chronic therapy

Clinicians & patients are unaware that EC aspirin:

- Has variable and unreliable antiplatelet efficacy
- Does not have improved GI safety

[1]AHA Heart Disease and Stroke Statistics 2018

Targeting an *Unmet Medical Need*



Advancing the Standard of Care



Delayed Release Coated Aspirin: Mechanism of Action & Clinical Implications



1 Coated Aspirin

Stomach
Passes largely intact through the acidic stomach environment

2 Delayed Release

Duodenum
Gradually disintegrates as pH rises

Gastroduodenal Reflux

Ulcer: *Partially-dissolved coated aspirin in an ulcer crater*

3 Reflux of Aspirin

Limited Protection
Released aspirin can reflux back into the stomach and induce injury

Targeted Release Liquid Aspirin: Mechanism of Action & Clinical Implications

1 Stomach
Capsule dissolves releasing the lipid-aspirin matrix

2 Duodenum
a) Bile and digestive enzymes emulsify the lipid part of the matrix
b) Aspirin is now free for targeted absorption

3 Complete Protection
Reassembly of the lipid matrix protects from direct aspirin contact with stomach



2a **Bile & Enzymes**

1 **Vazalore Capsule**

2b **Targeted Release**

3 **Reflux of Aspirin**

Aspirin Released

Lipid-Aspirin Matrix Reforms

Comparative Efficacy of Aspirin Formulations

JACC
Editor-in-Chief
Top Picks 2017

BACKGROUND:

The root cause of aspirin resistance remains unknown

OBJECTIVES:

Determine whether formulation dependent bioavailability mediates non-responsiveness

METHODS:

Randomized, blinded, triple crossover study
40 diabetic patients receiving 3 daily doses of:

- *Plain aspirin 325mg*
- *Vazalore 325mg*
- *EC Aspirin 325mg*

PRIMARY ENDPOINT:

Time to >99% Thromboxane B_2 inhibition



Time to 99% Inhibition of TXB2 Generation (Hr) (LSMean +/- Standard Error)
60
50
40
30
20
10
0
Plain Aspirin vs. EC Aspirin
p < 0.0001
PL2200 vs. EC Aspirin
p < 0.0001
PL2200 vs. Plain Aspirin
p = 0.41
Plain Aspirin, 325 mg N=38
PL2200, 325 mg N=37
EC Aspirin, 325 mg N=36

Time to complete antiplatelet response:

Plain Aspirin 16.7h **Vazalore 12.5h** **EC aspirin 48.2h**

PL2200 = Vazalore™

Vazalore achieves therapeutic efficacy 4 times faster than EC Aspirin

Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb 14;69(6):603-612

PK/PD Comparison of ASA, ECASA & Vazalore:
Implications for Aspirin Efficacy

JACC
Editor-in-Chief
Top Picks 2017



2500
2000
1500
1000
500
0
Plasma Acetylsalicylic acid (ng/ml)
PL2200, 325 mg, N=37
Plain Aspirin, 325 mg, N=35
EC Aspirin, 325 mg, N=36
0 1 2 3 4 5 6 7 8 9
Time (Hr)

Acetylsalicylic acid AUC (ng x h/ml) over 3 days of treatment:

Plain Aspirin 1964 Vazalore 2523 EC aspirin 456



Plain Aspirin
PL2200
EC Aspirin
Inhibition of serum TxB2 (%)
1 2 4 6 8 24 48 72
Hours past dose

Patients with complete antiplatelet response:

Plain Aspirin 84% Vazalore 92% EC aspirin 47%

PL2200 = Vazalore™

Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb 14;69(6):603-612

Endoscopic Assessment of Aspirin Formulations:
Implications for Gastric Ulcer Risk

BACKGROUND:

Aspirin is associated with significant gastric toxicity

OBJECTIVES:

Determine whether a novel, lipid-based aspirin formulation can reduce gastric erosions and ulcers

METHODS:

Randomized, blinded, multi-center study in 204 healthy volunteers:

—*7 days of either Aspirin or Vazalore 325mg*

—*Endoscopy performed at baseline and day 7*

—*Centralized, blinded endoscopic adjudication*

PRIMARY ENDPOINT:

Incidence of gastroduodenal erosions or ulcers at 7 days



(a) Subjects with erosions and/or ulcers   **(b)** Subjects with ulcers

PL2200 = Vazalore™

Vazalore vs. Aspirin:
47% RRR in erosions and/or ulcers (NNT 5)
71% RRR in ulcer formation (NNT 8)

Cryer B, et al. Low-Dose Aspirin-Induced Ulceration is Attenuated by Aspirin-Phosphatidylcholine: A Randomized Clinical Trial. *Am J Gastroenterol* 2011; 106(2):272-7

Vazalore™: The New Aspirin Standard of Care



Vazalore: Unleashing Aspirin's Full Potential



VAZALORE™

325mg **FIRST LIQUID-FILLED ASPIRIN CAPSULES**



Coming Soon

81mg **LOW DOSE** **FIRST LIQUID-FILLED ASPIRIN CAPSULES**



Patients with a Complete Aspirin Response:
Vazalore 92% vs. EC aspirin 47%

Vazalore vs. Aspirin:
71% Fewer Ulcers

*Vazalore delivers **fast**, **predictable** and **safe** absorption*

Vazalore US Market Opportunity



	ASCVD Patients	Patients with Diabetes w/o ASCVD	TOTAL
Addressable Patient Population[1] (millions)	27.2	15.6	42.8
Total Retail Market Size (billions)	$6.4	$3.6	$10

Market Share	Factory (millions)	Retail (millions)
1%	$70	$100
5%	$350	$500

ASCVD – Atherosclerotic Cardiovascular Disease: History of Coronary, Cerebrovascular, or Peripheral Artery Disease

[1]AHA Heart Disease and Stroke Statistics 2018

PLX™ PHARMA INC.

Specialists & GPs Indicate High Intent to Prescribe Vazalore

Quantitative and Qualitative research positioned Vazalore in the
top 5% of all HCP recommended or prescribed products our research firm[1]
tested in the past 20+ years (over 200 tests)



	>1,000 ASPIRIN THERAPY PRESCRIBERS			
	Cardiologists	**Neurologists**	**Endocrinologists Diabetologists**	**GPs**
Number of Physicians:	*201*	*100*	*100*	*104*
WOULD PRESCRIBE:	**81%**	**86%**	**80%**	**77%**



Consumers (2,000 surveyed) were more likely to purchase specific OTC products when prescribed by a physician

[1]Weinman Schnee Morais Inc.



Vazalore Commercial Strategy

VAZALORE™

CONSUMER	PROFESSIONAL	TRADE
• *Education* • *Compliance*	• *Thought Leaders* • *New Standard of Care*	• *New life to category* • *Premium $*

Key Messages to HCPs



Technologically advanced aspirin



Better safety with lower risk for ulcers





Faster, predictable and reliable antiplatelet efficacy



Vazalore will transform the standard of care



Path Forward



Q1 2019	Q2 2019	Q3 2019	End of 2019	Mid-2020
Development Scale Batches	FDA Meeting	Registration Batches	CMC sNDA Submission	Launch Vazalore

VAZALORE™

Future Pipeline



Pipeline Leverages PLxGuard Platform Technology

PLxGuard applicable to a variety of APIs						
Product Candidate	**Type**	**Size**	Pre-Clinical	Phase 1	Phase 2	Phase 3
Vazalore Brand Extensions Chronic Pain & Other Vascular Indications*	OTC	42.8MM High-Risk CVD Patients	325 mg Approved			
PL1200 Ibuprofen, 200 mg* Pain, Inflammation and Fever	OTC	25.3MM Suffer Daily Chronic Pain				
Other NSAIDs e.g. Indomethacin**, Diclofenac**	OTC & Rx	25.3MM Suffer Daily Chronic Pain				
National Cancer Institute Grant PLx Formula in test with Colorectal Cancer Patients	OTC & Rx	1.3MM Sufferers of Colorectal Cancer				

In **clinical** (*) and **pre-clinical** (**) proof-of-concept studies, these product candidates demonstrated improved GI safety vs. the in-market drug

PLx Management Team

Name	Experience	
Michael (Mike) J. Valentino *Executive Chairman of the Board*	35+ years CEO and senior management with successful OTC and Rx brands [OTC brand, Mucinex® ($2.3 billion exit in 4.5 years)]	
Natasha Giordano *President and CEO*	20+ years CEO and senior management commercialization experience	
Rita M. O'Connor, CPA *Chief Financial Officer*	25+ years pharma and finance leadership at private & public companies	
Efthymios N. Deliargyris, MD FACC, FESC, FSCAI *Chief Medical Officer*	Internationally-recognized expert in cardiovascular disease and thrombosis	
Steven Valentino *VP, Trade Sales*	25+ years in OTC and consumer healthcare including Rx-to-OTC switches, brand management, trade sales	
Mike Dillon *VP, Sales & Marketing*	Strong track record building high-performing specialty sales teams, launching/promoting blockbuster products	

Independent Board of Directors & Advisors

Board of Directors

Director	*Experience*
Gary S. Balkema	• Former global head of Bayer Healthcare LLC and Worldwide Consumer Care Division • Prior VP and General Manager for American Cyanamid Co.'s Lederle Consumer Health Division
Kirk Calhoun	• Former audit committee chair, Adams Respiratory • Former Partner, Ernst & Young LLP
Robert (Bob) Casale	• Former Adams Respiratory COO (Mucinex® launch, Adams' IPO and $2.3 billion sale) • Former senior manager at Pfizer, Warner Lambert and CEO of Scerene Healthcare
John W. Hadden II	• Former CEO of IRX Therapeutics (private) • Former healthcare investment banker at JP Morgan & Co.

Scientific Advisory Board



Efthymios N. Deliargyris, MD, FACC, FESC, FSCAI
Chief Medical Officer
PLX Pharma Inc.
Sparta, NJ, USA



Deepak L. Bhatt, MD, MPH, FACC, FAHA, FSCAI, FESC
Executive Director of Interventional CV Programs
Brigham and Women's Hospital Heart & Vascular Center
Professor of Medicine, Harvard Medical School
Boston, MA, USA



P. Gabriel Steg, MD, FESC, FACC
Director of the Coronary Care Unit, Hôpital Bichat-Claude
Professor of Cardiology, Univ. Paris VII - Denis Diderot
Professor at the National Heart and Lung Institute, Imperial College, London, UK
Paris, FRANCE



Roxana Mehran, MD, FACC FACP, FCCP, FESC, FAHA, FSCAI
Professor of Medicine and Director of Interventional Cardiovascular Research and Clinical Trials at the Zena and Michael A. Wiener Cardiovascular Institute at Mount Sinai School of Medicine



Dominick J. Angiolillo, MD, PhD, FACC, FESC, FSCAI
Program Director, Interventional Cardiology Fellowship Professor of Medicine, Director, Cardiovascular Research
University of Florida College of Medicine-Jacksonville
Jacksonville, FL, USA



Byron Cryer, MD
Associate Dean for Faculty Diversity and Development
Professor of Medicine, UT Southwestern Medical School
Dallas, TX, USA



Todd K. Rosengart, MD
Professor and Chairman, DeBakey-Bard Chair of Surgery
Michael E. DeBakey Department of Surgery
Baylor College of Medicine
Houston, TX, USA



Jayne Prats, PhD
Elysis Medical Scientific Solutions
Boston, MA, USA



Carey Kimmelstiel, MD, FACC, FACP, FSCAI
Director, Catheterization Laboratory and Interventional Cardiology, Tufts Medical Center
Professor of Medicine, Tufts University School of Medicine
Boston, MA, USA

Proprietary, Targeted Drug Delivery Platform

Lead Product:
Vazalore™

- ***Better efficacy and improved GI safety*** for superior benefit-risk profile
- ***Novel mechanism of action*** enables strong patent life for multiple APIs



Clinically shown to overcome the limitations of enteric-coated aspirin with faster and more reliable antiplatelet efficacy and improved GI safety



Late-stage OTC product opportunity: Next-generation aspirin with a 325mg dose (FDA approved) and an 81mg dose both expected to launch by mid-2020



Addresses a critical unmet need for over 40 million high-risk cardiovascular patients creating the potential for a $10 billion market opportunity



World-renowned scientific advisory board (Co-Chairs: Drs. Deepak Bhatt & Gabriel Steg) advocating for Vazalore as the new standard of care



Significant physician interest: Over 80% of specialists indicate their high intent to prescribe Vazalore for their high-risk patients

[1]Weinman Schnee Morais Inc.

Thank You!